UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40588

Marti Technologies, Inc.

(Translation of registrant’s name into English)

Buyukdere Cd. No: 237

Maslak, 34485

Sariyer/Istanbul, Turkiye

+0 (850) 308 34 19

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On October 13, 2023, Marti Technologies, Inc. (the “Company”) issued a press release announcing its first half year results for the period ended June 30, 2023. A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marti Technologies, Inc.

Date: October 13, 2023	By:	/s/ Oguz Alper Oktem
Name: Oguz Alper Oktem
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated October 13, 2023, announcing first half year results for the period ended June 30, 2023.